U.S. SECURITIES AND EXCHANGE COMMISSION
 ________                  Washington, D.C. 20549
|        |
| FORM 4 |         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
|________|
               Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility Holding
 ___              Company Act of 1935 or Section 30(f) of the Investment
|   | Check this box           Company Act of 1940
|___| if no longer subject                            OMB Number:  3235-0287
      to Section 16. Form 4                           Expires:  Sept. 30, 1998
      or Form 5 obligations
      may continue. See in-
      struction 1(b).

 _____________________________________________________________________________
|1.Name and Address of |2.Issuer and Ticker|6. Relationship of Reporting     |
|  Reporting Person    |  or Trading Symbol|   Person to Issuer (check all   |
|                      |                   |   applicable)                   |
|                      | ADE Corporation   | (x)Director  ( ) 10% Owner      |
| Abbe, Robert C.      | (ADEX)            | (x)Officer   ( ) Other          |
|______________________|___________________|                                 |
|(Last)    (First) (MI)|3.IRS or Social|        President, CEO               |
|                      |  Security     |_____________________________________|
|                      |  Number of Re-|4.Statement for|7.Individual or      |
| 80 Wilson Way        |  porting Per- |  Month/Year   |  Joint/Group Filing |
|______________________|  son (volun.) |               |XX Form filed by One |
|(Street)              |               |  10/97        |   Reporting Person  |
|                      |               |_______________|__ Form filed by     |
| Westwood, MA  02090  |               |5.If Amendment,|   More than One     |
|______________________|               |  Date of Ori- |   Reporting Person  |
|(City) (State) (Zip)  |               |  ginal        |                     |
|______________________|_______________|_______________|_____________________|
|                      | TABLE I - Non-Derivative Securities Acquired,       |
|                      |           Disposed of, or Beneficially Owned        |
|______________________|_____________________________________________________|
|                                                                            |
|1.Title of  |2.Trans-|3.Trans.|4.Securities     |5.Amount |6.Owner-|7.Nature|
|  Security  |  action|  action|  Acquired (A) or|  of Se- | ship   |  of In-|
|  (Instr. 3)|  Date  |  Code  |  Disposed of (D)|  curi-  | form:  |  direct|
|            | (Month/| (Instr.|  (Instr. 3, 4   |  ties   | Direct |  Bene- |
|            |  Day/  |  8)    |   and 5)        |  Benefi-| (D) or |  ficial|
|            |  Year) |________|_________________|  cially | Indi-  |  Owner-|
|            |        |    |   |      |(A)|      |  Owned  | rect   |  ship  |
|            |        |Code| V |Amount|or | Price|  End of | (I)    | (Instr.|
|            |        |    |   |      |(D)|      |  Month  |        |   4)   |
|____________|________|____|___|______|___|______|_________|________|________|
|            |        |    |   |      |   |      |         |        |        |
|Common Stock|10/17/97| S  |   |30,000| D |(1)   |308,153  |   D    |        |
|____________|________|____|___|______|___|______|_________|________|________|
|            |        |    |   |      |   |      |         |        |By      |
|            |10/17/97| S  |   |30,000| D |(1)   |119,900  |   I    |Spouse  |
|____________|________|____|___|______|___|______|_________|________|________|
|            |        |    |   |      |   |      |         |        |        |
|            |        |    |   |      |   |      |         |        |        |
|____________|________|____|___|______|___|______|_________|________|________|

Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly/(Print or Type Responses)
*If the form is filed by more than one reporting person, see
 Instruction 4(b)(v)                                          SEC 1474 (7-96)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially
           Owned (e.g., puts, calls, warrants, options, convertible securities)

 _________________________________________________________________________
|1.Title of Deri- |2.Con-   |3.Trans-|4.Trans-|5.Number of  |6.Date Exer- |
|  vative Security|  version|  action|  action|  Derivative |  cisable    |
|  (Instr. 3)     |  or Ex- |  Date  |  Code  |  Securities |  and Expir- |
|                 |  ercise | (Month/|  (Inst.|  Acquired   |  ation Date |
|                 |  Price  |  Day/  |    8)  |  (A) or Dis-|  mo/day/yr  |
|                 |  of     |  Year) |        |  posed of   |_____________|
|                 |  Deri-  |        |        |  (D) (Instr.| Date | Expi-|
|                 |  vative |        |        |  3, 4 and 5)| Exer-| ra-  |
|                 |  Secu-  |        |________|_____________| cis- | tion |
|                 |  rity   |        |    |   |      |      | able | Date |
|                 |         |        |Code| V | (A)  | (D)  |      |      |
|_________________|_________|________|____|___|______|______|______|______|
|                 |         |        |    |   |      |      |      |      |
|                 |         |        |    |   |      |      |      |      |
|_________________|_________|________|____|___|______|______|______|______|
|                 |         |        |    |   |      |      |      |      |
|                 |         |        |    |   |      |      |      |      |
|_________________|_________|________|____|___|______|______|______|______|
|                 |         |        |    |   |      |      |      |      |
|                 |         |        |    |   |      |      |      |      |
|_________________|_________|________|____|___|______|______|______|______|

Continuation of Table II.

            ______________________________________________________________
           |7. Title and Amount|8. Price|9. Number|10. Owner- |11. Nature |
           |   of Underlying   |   of   |   of De-|    ship   |    of In- |
           |   Securities      |   Deri-|   riva- |    Form of|    direct |
           |   (Instr. 3 and 4)|  vative|   tive  |    Deriv. |    Bene-  |
           |                   |   Secu-|   Secu- |    ative  |    ficial |
           |___________________|   rity |   rities|    Securi-|    Owner- |
           |           | Amount|  (Inst.|   Bene. |    ty: Di-|    ship   |
           |           | or    |   5)   |   Owned |    rect(D)|    (Instr.|
           |   Title   | Number|        |   at End|    or In- |    4)     |
           |           | of    |        |   of    |    direct |           |
           |           | Shares|        |   Month |    (I)    |           |
           |___________|_______|________|_________|___________|___________|
           |           |       |        |         |           |           |
           |           |       |        |         |           |           |
           |___________|_______|________|_________|___________|___________|
           |           |       |        |         |           |           |
           |           |       |        |         |           |           |
           |___________|_______|________|_________|___________|___________|
           |           |       |        |         |           |           |
           |           |       |        |         |           |           |
           |___________|_______|________|_________|___________|___________|

Explanation of Responses:

(1)The reporting person and his spouse sold the Common Stock in exchange for an interest in a limited partnership. Each of such limited partnership interests has a market value of approximately $1,008,750. Upon redemption of such limited partnership interest, the reporting person or his spouse, as the case may be, has the right in certain circumstances to acquire shares of the Common Stock contributed to the Partnership at a price equal to their then fair market value.

                                         /s/ Robert C. Abbe          11/7/97
                                         __________________________  ________
                                         **Signature of Reporting      Date
                                           Person
**Intentional misstatements or omissions
  of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
                                                                       Page 2
                                                               SEC 1474 (7-96)